FIRM/AFFILIATE OFFICES ----------- BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON ----------- BEIJING BRUSSELS HONG KONG LONDON MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP A DELAWARE LIMITED LIABILITY PARTNERSHIP TAUNUSTURM TAUNUSTOR 1 60310 FRANKFURT AM MAIN ________ Telephone No.: +49 (69) 74220-0 Facsimile No.: +49 (69) 74220-300 www.skadden.com July 19, 2023 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 Attention: Scott Anderegg and Dietrich King Re: SIGNA Sports United N.V. Registration Statement on Form F-3 File No. 333-270826 Ladies and Gentlemen: Pursuant to Rule 461 under the Securities Act of 1933, as amended, SIGNA Sports United N.V. hereby requests acceleration of the effectiveness of its Amendment No. 1 to Registration Statement on Form F-3 (File No. 333-270826), so that it will become effective at 4:30 p.m., Eastern Time on Friday, July 21, 2023, or as soon as practicable thereafter. We request that we be notified of such effectiveness by a telephone call to Stephan Hutter of Skadden, Arps, Slate, Meagher & Flom LLP at 49.69.74220.170 or Michelle Gasaway of Skadden, Arps, Slate, Meagher & Flom LLP at 1.213.687.5122, and that such effectiveness also be confirmed in writing. Sincerely, /s/ Stephan Hutter, Esq. Stephan Hutter, Esq. VIA E-MAIL cc: Stephan Zoll Chief Executive Officer SIGNA Sports United N.V.